UNITED STATES
SECURITIES AND EXCANGE COMMISSION
Washington, D.C. 20548

FORM 12b-25

NOTIFICATION OF LATE FILING

001-14035
(Commission File Number)

(Check one):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: July 29, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

STAGE STORES, INC.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

10201 Main Street
(Address of Principal Executive Office (Street and Number))

Houston, Texas 77025
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Stage Stores, Inc. (the "Company') announced on August 16, 2006 that, in the course of reviewing its preliminary financial results for its second fiscal quarter ended July 29, 2006, it became apparent that its Peebles Division gross margins were significantly higher than forecast. After evaluating the positive second quarter business trends that could account for the large upside variance, the Company determined that a review of its inventory valuation methodology used to calculate its cost of goods sold might be appropriate. As a result, the Company undertook an internal review of its methodology to determine the scope and magnitude of the issue.

Because its review is still continuing, the Company is unable to quantify with certainty, at this time, the impact on the Company's historical financial statements.

The Audit Committee of the Company's Board of Directors is actively involved in reviewing this matter along with the Company's management and has retained the services of BDO Seidman, LLP to assist management in this matter.

Due to its ongoing review, the Company is unable to file its Quarterly Report on Form 10-Q for its second fiscal quarter by the required filing date of September 7, 2006, and does not currently expect that it will be filed on or before September 12, 2006, which is the prescribed due date following the five calendar day extension provided by Rule 12b-25.

The Company is working as diligently and expeditiously as possible to complete its review and will file its Form 10-Q for its second fiscal quarter as soon as is practicable.

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Aronson	713	663-9746
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company's review of its inventory valuation methodology is continuing, the Company is unable to quantify with certainty, at this time, the impact on its historical financial statements.

Stage Stores, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 8, 2006	By:	/s/ Michael E. McCreery
Michael E. McCreery, Executive Vice President
and Chief Financial Officer

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